

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Second Quarter Fiscal 2018 Financial Results

July 16, 2018 - Vancouver, British Columbia — Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy", "Trilogy Metals" or "the Company") is pleased to report its second quarter results for the period ended May 31, 2018. Details of the Company's financial results are contained in the unaudited interim consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Second Quarter 2018 Highlights:

- Strong working capital position of $36.1 million, with cash on hand of $37.5 million.

- Completed bought deal financing for aggregate gross proceeds of $28.7 million with participation by certain large shareholders, including South32 Limited ("South32"). South32's involvement in this financing represented the maximum allocation of their rights to participate, to a minimum of 20% to a maximum of 40%, in future financings, private or public, subject to a maximum aggregate ownership of 19.9% in the Company.

- Announced a $6.7 million budget for 2018 to advance the Arctic Project towards feasibility and permitting.

- Announced work has been initiated to estimate a cobalt resource for the Bornite Project and on June 5, 2018 the Company announced a maiden cobalt resource of 182.4 million tonnes grading 0.019% Co for 77 million pounds of inferred resources (see Table 1 for details).

- The Company anticipates filing an updated technical report for the Bornite Project by July 20, 2018 incorporating the cobalt resource and updates from the 2017 drill program at the Bornite Project.

- Program and budget for 2018 at the Bornite Project of $10 million, which has been fully funded by South32, is currently underway. This year's program includes approximately 8,000 meters of in-fill and off-set drilling to better define and expand the high grade copper resources at the Bornite Project. Assay results from the drilling program are anticipated to be released throughout the fall.

Arctic Project

In a press release dated February 20, 2018 we announced the results of the pre-feasibility study titled "Arctic Project, Northwest Alaska, USA, NI 43-101 Technical Report on Pre-Feasibility Study" with an effective date of February 20, 2018 and a release date of April 6, 2018 (the "Arctic PFS") for our Arctic Copper-Zinc-Lead-Silver-Gold Project located in the Ambler mining district of Northwestern Alaska. These results converted indicated mineral resources at the Arctic Project to probable mineral reserves.

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Highlights of the Arctic PFS are as follows:

- Pre-tax Net Present Value ("NPV")$_{8\%}$ of $1,935.2 million calculated at the beginning of the three-year construction period and an Internal Rate of Return ("IRR") of 38.0% for the base case.
- After-tax NPV$_{8\%}$ of $1,412.7 million and after-tax IRR of 33.4% for the base case.
- Initial capital expenditure of $779.6 million and sustaining capital of $65.9 million for total estimated capital expenditures of $845.5 million over the estimated 12-year mine life. In addition, closure and reclamation costs are estimated at $65.3 million.
- Estimated pre-tax and after-tax payback of initial capital within 2 years for the base case at $3.00/lb copper. At $2.00/lb copper, pre-tax and after-tax payback of initial capital is 3 years.
- Minimum 12-year mine life supporting a maximum 10,000 tonne-per-day conventional grinding mill-and-flotation circuit to produce copper, zinc and lead concentrates containing significant gold and silver by-products.
- Life of mine strip ratio of 6.9 to 1.
- Average annual payable production projected to be more than 159 million pounds of copper, 199 million pounds of zinc, 33 million pounds of lead, 30,600 ounces of gold and 3.3 million ounces of silver for life of mine.
- A capital intensity ratio on initial capital of approximately $6,200 per tonne of average annual copper equivalent produced.
- Estimated cash costs of $0.15/lb of payable copper (C1 cash costs include on-site mining and processing costs, road tolls and maintenance, transport, royalties, and is net of by-product credits).
- Total "all-in" cash costs (initial/sustaining capital, operating, transportation, treatment and refining charges, road toll, and by-product metal credits) estimated at $0.63/lb of payable copper.
- Management believes economic indicators justify moving forward with permitting and a feasibility study.

The Arctic PFS was prepared under National Instrument 43-101 standards by independent consultant, Ausenco Engineering Canada Inc. ("Ausenco") of Vancouver, Canada and the full technical report was filed on SEDAR on April 6, 2018 and on EDGAR on April 12, 2018. The Company also engaged Amec Foster Wheeler ("Amec") to complete mine planning and SRK Consulting (Canada) Inc. ("SRK") to complete tailings and waste design, hydrology and water management studies.

In a press release dated May 29, 2018, the Company announced that our board of directors approved a $6.7 million budget for 2018 to advance the Arctic Project towards feasibility and permitting. The focus of the Arctic Project work program for the remainder of the year is to be on geotechnical and hydrological engineering studies at the Arctic Project's proposed waste and tailings sites with the objective to advance the engineering design for these facilities to a feasibility level of study. A number of geotechnical and hydrological drill holes are to be completed to support this effort. The Company also expects to gather extensive environmental data for a variety of studies to support the submission of a mine permit application in 2019.

Bornite Project

On May 3, 2018 the Company announced work had been initiated to estimate a cobalt resource for the Bornite Project and on June 5, 2018 the Company announced a maiden cobalt resource with the following highlights:

- At a base case 0.50% copper cut-off grade, and within the combined Indicated and Inferred Cu resource pit shell, the Bornite Project is estimated to contain in-pit Inferred Resources of 124.6 million tonnes grading 0.017% Co for 45 million pounds of contained cobalt (see Table 1 for details).

- Below the resource limiting pit shell and at a base case cut-off grade of 1.5% copper, the Bornite Project is estimated to contain additional Inferred Resources of 57.8 million tonnes grading 0.025% Co for 32 million pounds of contained cobalt.

- Total Inferred Resources (in-pit and below-pit) of 182.4 million tonnes grading 0.019% Co for 77 million pounds of contained cobalt (see Table 1 for details).

Table 1: Estimate of Cobalt Mineral Resources for the Bornite Deposit

Type	Cut-off (Cu%)	Tonnes (million)	Average Grade Co (%)	Contained Metal Co (Mlbs)
In-Pit	0.5	124.6	0.017	45
Below-Pit	1.5	57.8	0.025	32
Total Inferred		**182.4**	**0.019**	**77**

(1)   Resources stated as contained within a pit shell developed using a metal price of US$3.00/lb Cu, mining costs of US$2.00/tonne, milling costs of US$11/tonne, G&A cost of US$5.00/tonne, 87% metallurgical recoveries and an average pit slope of 43 degrees.
(2)   Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
(3)   It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with additional exploration.

Corporate Developments

Financing
On April 16, 2018, the Company entered into an underwriting agreement with a syndicate of underwriters (the "Underwriters") led by Cantor Fitzgerald Canada Corporation, acting as sole lead underwriter and book-running manager, and including Cormark Securities Inc., BMO Capital Markets and Roth Capital Partners, LLC, under which the Underwriters agreed to buy, on a bought deal underwritten basis, 21,551,724 common shares of the Company at a price of $1.16 per common share for aggregate gross proceeds of approximately $25 million (the "Offering"). On April 20, 2018, we announced the closing of the Offering of 24,784,482 common shares, including the exercise in full by the Underwriters of the over-allotment option, at a price of $1.16 per common share for aggregate gross proceeds of approximately $28.7 million.

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Certain large shareholders participated in the Offering with South32 purchasing approximately 40% or $11.5 million, Electrum Strategic Opportunities Fund L.P. taking approximately 20% or $5.8 million, The Baupost Group LLC taking approximately 10% or $2.8 million, and Selz Capital LLC taking approximately 4% or $1.2 million of the common shares. South32's involvement in this financing represented the maximum allocation of their rights to participate, to a minimum of 20% to a maximum of 40%, in future financings, private or public, subject to a maximum aggregate ownership of 19.9% in the Company.

The Company intends to use the net proceeds from the Offering for an anticipated period of three years (i) to finance advancing the Arctic Project towards feasibility and permitting, (ii) for exploration in the Ambler mining district, and (iii) for general corporate purposes.

Annual General Meeting
The Annual General Meeting of shareholders was held on May 15, 2018. In a press release dated May 15, 2018, we were pleased to report all directors nominated by the Company and standing for election were resoundingly elected by shareholders of the Company.

Additions to the Senior Management Team
On May 31, 2018, we announced the additions of Patrick ("Pat") Donnelly as Vice President, Corporate Communications and Development and Robert ("Bob") Jacko as Vice President, Projects to the Company's senior management team.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

	Three months ended		Six months ended	
Selected expenses	**May 31, 2018 $**	**May 31, 2017 $**	**May 31, 2018 $**	**May 31, 2017 $**
General and administrative	454	407	799	785
Mineral properties expense	2,475	1,297	3,606	1,936
Professional fees	114	193	273	318
Salaries	223	224	452	466
Salaries – stock-based compensation	151	106	1,073	499
Investor relations	138	93	202	156
Loss and comprehensive loss for the period	3,664	2,390	6,610	5,387
Basic and diluted loss per common share	$0.03	$0.02	$0.06	$0.05

For the three months ended May 31, 2018, Trilogy reported a net loss of $3.7 million (or $0.03 basic and diluted loss per common share) compared to a net loss of $2.4 million for the corresponding period in 2017 (or $0.02 basic and diluted loss per common share). This variance was primarily due to the difference in mineral properties expense with the preparation of the Arctic PFS in 2018 with no comparable activity in 2017. An increase of $1.2 million of mineral property expenses occurred during the three months ended May 31, 2018 compared to the three months ended May 31, 2017.

Other differences noted for the comparable periods were i) an increase in general and administrative expenses to support the increased field program at the UKMP; ii) a decrease in professional fees as the main activity in the second quarter of 2018 was related to the

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financing completed on April 20, 2018 with the associated legal fees recorded as issuance costs in shareholders equity; and iii) an increase in investor relations expenses due to the Company's increased level of marketing activity including attendance at more investor conferences in 2018 compared with 2017.

The basic and diluted loss per common share of $0.03 for the three months ended May 31, 2018 is increased from the basic and diluted loss per common share of $0.02 for the three months ended May 31, 2017 due to the increased activities affecting the loss for the period as described above.

For the six months ended May 31, 2018, Trilogy reported a net loss of $6.6 million (or $0.06 basic and diluted loss per common share) compared to a net loss of $5.4 million for the corresponding period in 2017 (or $0.05 basic and diluted loss per common share). This variance was primarily due to the increased activity level at our projects which amounts are recorded as mineral properties expense. An increase of $1.7 million of mineral property expenses occurred during the six months ended May 31, 2018 compared to the six months ended May 31, 2017 due to the work performed for the Arctic PFS in 2018 with no comparable activity in 2017. Similar to the activity levels for the three months ended May 31, 2018, other differences noted relate to i) a small increase in general and administrative expenses; ii) a decrease in professional fees as legal costs related to the financing completed on April 20, 2018 are recorded as issuance costs in shareholders equity; and iii) an increase in investor relations expenses due to an increase in the number of investor conferences attended in 2018 compared with 2017.

The basic and diluted loss per common share of $0.06 for the six months ended May 31, 2018 is increased from the basic and diluted loss per common share of $0.05 for the six months ended May 31, 2017 due to the increased activities affecting the loss as described above.

Outlook

The 2018 program and budget at the Bornite Project of $10 million, which includes in-fill and off-set drilling to better define and expand the high grade copper resources at the Bornite Project, is currently underway. Camp opened mid-May and a seismic program was completed in early June. Three drill rigs have started up in June to complete a planned field program of approximately 8,000 meters of drilling. Assay results from the drilling program are anticipated to be released throughout the fall. The Company also anticipates filing an updated technical report for the Bornite Project by July 20, 2018 incorporating the Company's cobalt resources and updates from the 2017 drill program at the Bornite Project.

The 2018 program and budget at the Arctic Project of $6.7 million includes the work performed to date on the Arctic PFS and work to advance the Arctic Project towards feasibility and permitting.   In May 2018, the Company completed an ore sorting test at the Steinert facility in Kentucky, Ohio and results are being incorporated into a final ore sorting study expected by the end of the third quarter. One drill has started up in June at the Arctic Project for feasibility level geotechnical drilling at the sites identified in the Arctic PFS for the tailings dam and waste storage facilities. We are anticipating drilling 580 meters for geotechnical and hydrological studies. Engineering studies are planned to include additional metallurgical, tailings and waste dump design, water treatment and water balance studies for the feasibility study and permitting. We will also continue with baseline environmental studies which includes hydrology, meteorological, sampling and archeology data collection.

We will be continuing to work closely with The Alaska Industrial Development and Export Authority ("AIDEA") (the proponent for the Ambler Mining District Industrial Access Project

("AMDIAP")) to advance the permitting process on the AMDIAP throughout 2018. On April 30, 2018 the Bureau of Land Management ("BLM") released the Ambler Road Environmental Impact Statement Scoping Summary Report. Permitting of the AMDIAP under the National Environmental Policy Act ("NEPA") Environmental Impact Statement ("EIS") process has now concluded the "Scoping Phase" of permitting and has moved to the "Draft EIS Phase". Per the BLM's website, the Draft EIS is scheduled for the end of March 2019.

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

info@trilogymetals.com
604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the Outlooks, the future price of copper, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects, the likelihood and timing of the AMDIAP, the potential future development of the Bornite and Arctic Projects (the "UKMP Projects"), the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or

statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, development and mining activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses; mineral reserve and resource estimates and the assumptions upon which they are based; assumptions and discount rates being appropriately applied to the PFS; our assumptions with respect to the likelihood and timing of the AMDIAP; capital estimates; prices for energy inputs, labour, materials, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2017 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission (the "SEC") and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Performance Measures

Some of the financial measures referenced in this press release are non-GAAP performance measures. We have not reconciled forward-looking full year non-GAAP performance measures contained in this news release to their most directly comparable GAAP measures, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. Such reconciliations would require unreasonable efforts at this time to estimate and quantify with a reasonable degree of certainty various necessary GAAP components, including for example those related to future production costs, realized sales prices and the timing of such sales, timing and amounts of capital expenditures, metal recoveries, and corporate general and administrative amounts and timing, or others that may arise during the year. These components and other factors could materially impact the amount of the future directly comparable GAAP measures, which may differ significantly from their non-GAAP counterparts.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be

classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination.